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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH OF DECEMBER 9, 2002



                            PAN AMERICAN SILVER CORP.
                              (Registrant's name )


                          SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F           Form 40-F    X
                             ------              -------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No    X
                       -------            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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                     [PAN AMERICAN SILVER CORP. LETTERHEAD]



                                  NEWS RELEASE

December 9, 2002

                      PAN AMERICAN REPORTS UPDATE ON DUKAT

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSX:
PAA) has received notice that the Dukat silver mine has started mine production. Dukat is a large primary silver mine in far eastern Russia managed by Serebro Magadana, a Russian company owned 80 percent by OAO MNPO Polimetall and 20 percent by Pan American Silver. Pan American wrote off its entire investment in Dukat in 2000 and has no management or capital obligations to the project. Polimetall announced at a recent reception in Moscow that ore is being mined from both open pit and underground sources at Dukat, and silver concentrate is being produced. This concentrate is reportedly being stockpiled for future export to refining facilities pending receipt of Russian approvals, including a presidential export decree. Pan American will report production estimates when mine production reaches sustainable levels and export approvals are received.


                                     - End -

Ross J. Beaty, Chairman and C.E.O. or Rosie Moore, Vice President, Corporate Relations Phone (604) 684-1175 or e-mail info@panamericansilver.com



CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.




               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                       TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002
      PAN AMERICAN SILVER CORP.


By: /s/  Ross Beaty
    -----------------------
Ross Beaty
Chairman and C.E.O.